ARLS
P.E. 12/31/04

05050348

SONOMA NATIONAL BANK

■ TO OUR VALUED SHAREHOLDERS

orthern Empire Bancshares, the financial holding company for Sonoma National Bank, is pleased to report the financial information for the year ended December 31, 2004. The audited financial statements are included in this report for your review.

Consolidated net income totaled $14,320,000 for the year ended December 31, 2004 compared to $11,271,000 in 2003, representing an increase of 27.1%. Return on average assets equaled 1.5% and the return on average equity equaled 18.2% for the year. Basic earnings per share were $1.46 and $1.30 on a diluted basis, compared to $1.22 and $1.06 for 2003. The Bank remained well capitalized with total risk based capital equaling 10.8% on December 31, 2004.

2004 was filled with many accomplishments paving the way for future growth. In March 2004, we added Michael Wright and Kevin Carinalli to the Board of Directors of Sonoma National Bank. We reached $1 billion in assets in August 2004. To accommodate future growth, we relocated the Loan Division and certain administrative functions to a larger space and increased space at the Northpoint Operations Center. We opened the 8th branch in San Rafael and secured three new branch locations scheduled to open in the first half of 2005. Largely due to the success of the Walnut Creek loan production office, we selected branch locations in Walnut Creek and Concord. Our third branch will be in West Petaluma, complimenting our East Petaluma Office located inside G & G Supermarket.

For the year ended December 31, 2004, total gross loans grew 27.7%, ending the year at $947.7 million, while net loans less the allowance for loan losses were $938.1, an increase of 27.8%. Loan production in 2004 was approximately $400 million with the majority in commercial real estate, $88 million in the construction division and $60 million in SBA 7a production. Non-performing loans to total loans equaled 0.1% at December 31, 2004. Sonoma National Bank was the #1 SBA lender in the San Francisco District in dollar production and we again ranked in the top five in SBA dollar production in the Arizona District.

Total deposit growth equaled 20.2% in 2004 and ended the year at $791.0 million. Advances from the Federal Home Loan Bank increased from $119.2 million at December 31, 2003 to $191.9 million at the end of 2004. This strategy has improved our net interest margin as the interest cost for these borrowings is less than deposits with similar terms.

Net interest income grew to $39.1 million in 2004 versus $30.8 million in 2003, and net interest margin was 4.20% compared to 4.25% in 2003. Operating expenses totaling $16.6 million increased 17.5% over last year. The majority of the increases resulted from additional staffing and new or expanded facilities.

We celebrated our 20th Anniversary on January 25, 2005. Throughout the past two decades, banking competitors in Sonoma County have evolved considerably. Codding Bank, North Bay Savings, Allied Bank, North Coast Bank, Bank of Petaluma, and most recently National Bank of the Redwoods, have all been either acquired or merged and now Sonoma National Bank is the second largest community bank headquartered in Sonoma County.

We thank you for your interest in Northern Empire Bancshares and encourage you to visit our Website at www.snbank.com for the latest news and financial information.

Deborah A. Meekins President & CEO, Sonoma National Bank
James B. Keegan, Jr. Chairman of the Board, Sonoma National Bank
Dennis R. Hunter Chairman of the Board, Northern Empire Bancshares

SERVING OUR CLIENTS

onoma National Bank has been "Taking care of people by taking care of business" for over twenty years. Beginning in 1985, the Bank made service and a close connection to the community its top priorities and today is no exception. Many of the area's most successful businesses bank with us because of the excellence of our personal service. We bring an intelligent, problem-solving approach based on knowledge and experience.

Differentiating ourselves from other banks from the beginning meant creating our unique brand of sit-down customer service; a technique offered in our Downtown Santa Rosa, Oakmont, Sebastopol, Sonoma and Downtown San Rafael locations. Our in-store offices complement this approach by maintaining longer business hours including convenient Saturday banking hours. Courier Service for clients means not having to interrupt their work to do their banking. Couriers pick up transactions and deliver them to the Bank for speedy processing. We want banking to be convenient and will schedule meetings in the customer's office and always on their schedule. Our clients are individuals and we respectfully serve their individual needs.

Personal and business deposit banking services include a variety of checking and savings accounts as well as retirement programs designed to help our clients plan for their future. Consumers enjoy the convenience of interest and non-interest bearing checking options as well as the added benefits of VIP Club, VIP Club Plus and VIP Club Preferred Checking. Businesses choose from Business Checking, Business Checking Plus or Business Analysis Checking which compensates clients with non-taxable earnings credits to offset fees. Modern cash management features offered through IBanc Internet Banking include real time account balance information, check images, account transfers, bill pay, and stop payments. Our competitive rates on time deposit accounts together with the variable rates of both the Investor's Reserve Account and High Yield Savings provide comprehensive savings options for savvy investors.

We have carefully selected the markets we serve and chosen those where we know we can make a difference. The culture at Sonoma National of community involvement is not a requirement. It is a choice. We value our place in the community and make the time to be involved. In addition to providing financing for affordable housing for low-income families, Sonoma National contributes time and money to a wide range of charitable and civic organizations. We serve as advocates for our seniors, and generously support programs which improve the quality of their lives.

By remaining focused on our strategy we have specialized in areas that are consistent with our business plan. The Bank is a nationally recognized leader in the SBA market and is once again ranked as the number one SBA lender in the North Bay. Sonoma National Bank provides financing for the purchase, construction, renovation or refinance of commercial real estate. Our competitive products and quick response to our clients have made us a proven leader in commercial real estate throughout California and Arizona. Our residential real estate department provides financing for the construction of custom homes for individuals, subdivision creation and customer remodels.

Sonoma National Bank operates loan production offices in Santa Rosa, Sacramento, Walnut Creek, San Rafael and Phoenix, Arizona. Our deposit branch network consists of eight locations—seven in Sonoma County and one in Marin County. In 2005, our branch network will expand to a total of eleven with new locations in Walnut Creek, West Petaluma and Concord.

We hold our clients in the highest esteem at Sonoma National Bank and this attitude is reflected in everything we do. We believe in relationship banking and do everything possible to create and sustain long-term relationships with our clients. From business banking to personal banking, from aiding the expansion of businesses to building dream homes and everything in between, we provide each of our clients with an extraordinary level of service and personal attention.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Northern Empire Bancshares

We have audited the accompanying consolidated balance sheets of Northern Empire Bancshares as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Empire Bancshares as of December 31, 2004 and 2003, and the results of their operations and cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Santa Rosa, California
January 21, 2005

NORTHERN EMPIRE BANCSHARES AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(in thousands, except share amounts)

	2004	2003
ASSETS		
Cash and cash equivalents		
Cash and due from banks	$ 21,006	$ 20,078
Federal funds sold	95,498	74,496
	116,504	94,574
Investment securities available-for-sale	1,082	632
Federal Home Loan Bank (FHLB) stock, at cost	9,020	5,961
Federal Reserve Bank stock, at cost	254	165
Loans, net	938,104	733,857
Premises and equipment	2,709	1,586
Accrued interest receivable and other assets	13,251	11,451
Total assets	$ 1,080,924	$ 848,226
LIABILITIES		
Deposits	$ 791,025	$ 658,320
FHLB advances	191,912	119,211
Accrued interest payable and other liabilities	8,109	3,162
Total liabilities	991,046	780,693
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; 10,000,000 shares authorized; none issued or outstanding	-	-
Common stock, no par value; 40,000,000 shares authorized; 9,854,067 and 9,039,450 shares issued and outstanding in 2004 and 2003	47,302	34,653
Additional paid-in capital	7,681	1,702
Accumulated other comprehensive (loss) income	(10)	2
Retained earnings	34,905	31,176
Total stockholders' equity	89,878	67,533
Total liabilities and stockholders' equity	$ 1,080,924	$ 848,226

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, 2003 and 2002

(in thousands, except earnings per share)

	2004	2003	2002
INTEREST INCOME			
Loans	$ 52,918	$ 43,750	$ 40,315
Federal funds sold and investment securities	1,484	982	1,141
Total interest income	54,402	44,732	41,456
INTEREST EXPENSE			
Interest on deposits	12,984	12,787	15,101
Interest on borrowings	2,302	1,137	740
Total interest expense	15,286	13,924	15,841
NET INTEREST INCOME	39,116	30,808	25,615
PROVISION FOR LOAN LOSSES	1,550	900	840
Net interest income after provision for loan losses	37,566	29,908	24,775
NONINTEREST INCOME			
Service charges on deposits	471	556	546
Gain on sale of loans	1,294	1,387	1,015
Gain on sale of OREO	183	-	-
Other	914	951	773
Total noninterest income	2,862	2,894	2,334
NONINTEREST EXPENSES			
Salaries and benefits	10,464	8,837	6,981
Occupancy	1,422	1,223	1,114
Equipment	948	760	606
Outside customer services	368	342	399
Deposit and other insurance	467	352	329
Professional fees	582	394	360
Advertising	342	296	268
Other administrative	2,047	1,961	1,621
Total noninterest expenses	16,640	14,165	11,678
INCOME BEFORE PROVISION FOR INCOME TAXES	23,788	18,637	15,431
PROVISION FOR INCOME TAXES	9,468	7,366	6,096
NET INCOME	$ 14,320	$ 11,271	$ 9,335
EARNINGS PER COMMON SHARE	$ 1.46	$ 1.22	$ 1.01
EARNINGS PER COMMON SHARE, ASSUMING DILUTION	$ 1.30	$ 1.06	$ 0.89

See accompanying notes.

NORTHERN EMPIRE BANCSHARES AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2004, 2003 and 2002
(in thousands, except share amounts)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained		Comprehensive
	Shares	Amount	Capital	Income (Loss)	Earnings	Total	Income
Balance, December 31, 2001	3,973,263	$ 21,946	$ 786	$ (1)	$ 21,566	$ 44,297	
Net income	-	-	-	-	9,335	9,335	$ 9,335
Unrealized holding gains (losses) arising during period	-	-	-	18	-	18	18
Income tax impact on unrealized holding gains (losses)	-	-	-	(7)	-	(7)	(7)
5% stock dividend	198,447	5,482	-	-	(5,482)	-	-
Stock options exercised	9,204	101	-	-	-	101	-
Payout of fractional shares	-	-	-	-	(6)	(6)	-
Balance, December 31, 2002	4,180,914	$ 27,529	$ 786	$ 10	$ 25,413	$ 53,738	$ 9,346
Net income	-	-	-	-	11,271	11,271	$ 11,271
Unrealized holding gains (losses) arising during period	-	-	-	(12)	-	(12)	(12)
Income tax impact on unrealized holding gains (losses)	-	-	-	4	-	4	4
5% stock dividend	208,781	5,501	-	-	(5,501)	-	-
Stock options exercised including related tax benefit	247,922	1,623	916	-	-	2,539	-
Payout of fractional shares	-	-	-	-	(7)	(7)	-
Effect of two for one stock split	4,401,833	-	-	-	-	-	-
Balance, December 31, 2003	9,039,450	$ 34,653	$ 1,702	$ 2	$ 31,176	$ 67,533	$ 11,263
Net income	-	-	-	-	14,320	14,320	$ 14,320
Unrealized holding gains (losses) arising during period	-	-	-	(22)	-	(22)	(22)
Income tax impact on unrealized holding gains (losses)	-	-	-	10	-	10	10
5% stock dividend	468,759	10,585	-		(10,585)	-	-
Stock options exercised	375,358	2,228	-	-	-	2,228	-
Additional capital contributed by non-officer directors, net of tax impact	-	-	5,979	-	-	5,979	-
Shares repurchased and cancelled	(29,500)	(164)	-	-	-	(164)	-
Payout of fractional shares	-	-	-	-	(6)	(6)	-
Balance, December 31, 2004	9,854,067	$ 47,302	$ 7,681	$ (10)	$ 34,905	$ 89,878	$ 14,308

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

(in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 14,320	$ 11,271	$ 9,335
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	643	524	437
FHLB stock dividend	(317)	(165)	(64)
Change in deferred income taxes	(197)	(476)	(152)
Provision for loan losses	1,550	900	840
Gain on sales of loans	(1,294)	(1,387)	(1,015)
Tax impact from stock options exercised	(872)	916	-
Changes in operating assets and liabilities:			
Net change in deferred loan fees and discounts	15	(626)	(538)
Change in interest receivable and other assets	(1,603)	(635)	(1,050)
Change in accrued interest payable and other liabilities	4,947	(120)	513
Net cash from operating activities	17,192	10,202	8,306
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of available-for-sale securities	631	13	1,000
Net change in interest bearing deposits	-	198	100
Net increase in loans	(204,518)	(146,282)	(119,219)
Purchase of leasehold improvements and equipment, net	(1,766)	(750)	(765)
Purchase of Federal Reserve Bank stock	(89)	-	(2)
Purchases of FHLB stock	(2,742)	(3,057)	(2,077)
Purchase of available-for-sale securities	(1,093)	-	(639)
Net cash from investing activities	(209,577)	(149,878)	(121,602)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in deposits	132,705	80,736	75,448
Net change in FHLB advances	72,701	64,435	42,974
Payout of fractional shares	(6)	(7)	(6)
Repurchase of common stock	(164)	-	-
Contributed capital	6,851	-	-
Proceeds from exercise of stock options	2,228	1,623	101
Net cash from financing activities	214,315	146,787	118,517
NET CHANGE IN CASH AND CASH EQUIVALENTS	21,930	7,111	5,221
CASH AND CASH EQUIVALENTS, beginning of year	94,574	87,463	82,242
CASH AND CASH EQUIVALENTS, end of year	$ 116,504	$ 94,574	$ 87,463
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 14,754	$ 13,984	$ 15,806
Income taxes	$ 6,580	$ 7,438	$ 6,190

See accompanying notes.

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of operations - Northern Empire Bancshares (the Company) is a bank holding company that conducts its business through its wholly-owned subsidiary, Sonoma National Bank (the Bank). The Bank is headquartered in Santa Rosa, California, and operates eight branches in communities located in Sonoma and Marin Counties in California. Its primary source of revenues is derived from providing commercial and real estate loans to predominantly small and middle-market businesses located in Northern California and Arizona. The Bank is a Preferred Lender under the Small Business Administration's (SBA) Loan Guarantee Program.

Principles of consolidation - All significant, intercompany transactions and accounts between Northern Empire Bancshares and its wholly-owned subsidiary, Sonoma National Bank, have been eliminated in consolidation.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

Cash and cash equivalents - For purposes of reporting cash flows, cash and cash equivalents consist of cash on hand, amounts due from banks and federal funds sold with. Generally, federal funds are sold overnight. Substantially all cash and cash equivalents held in other financial institutions exceed existing deposit insurance coverage.

Investment securities - Unrealized losses on individual available-for-sale securities that are deemed to be other than temporary are recorded in earnings as realized losses. There have been no investments that have been other than temporary impaired during the last three years. The Bank classifies and accounts for debt and equity securities as follows:

> **Available-for-sale:** Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments, are classified as available-for-sale. After amortization or accretion of any premiums or discounts, these assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and reported net of tax as a separate component of stockholders' equity.

Premises and equipment - Premises and equipment are stated at cost and depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets, which are three to seven years, or the term of the applicable lease. Depreciation and amortization expenses for the years ended December 31, 2004, 2003 and 2002, were $643,000, $524,000 and $437,000.

Advertising - Advertising costs are charged to expense during the year in which they are incurred.

Stock-based compensation - The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123). Under APB No. 25, compensation expense is the excess, if any, of the fair value of the Company's stock at a measurement date over the amount that must be paid to acquire the stock. SFAS No. 123 requires a fair value method to be used when determining compensation expense for stock options and similar equity instruments. SFAS No. 123 permits a company to continue to use APB No. 25 to account for stock-based compensation to employees, but pro forma disclosures of net income and earnings per share must be made as if SFAS No. 123 had been adopted in its entirety. Stock options issued to non-employees are valued under the provisions of SFAS No. 123.

Had compensation cost for the Company's options been determined based on the methodology prescribed under SFAS No. 123, the Company's net income and income per share would have been as follows:

(dollars in thousands, except per share amounts)		2004		2003		2002
Net income for the year	$	14,320	$	11,271	$	9,335
Compensation expense, net of tax effect		1,347		698		1,052
Pro forma net income	$	12,973	$	10,573	$	8,283
Earnings per share as reported	$	1.46	$	1.22	$	1.01
Pro forma earnings per common share	$	1.33	$	1.14	$	0.90
Earnings per share, assuming dilution as reported	$	1.30	$	1.06	$	0.89
Pro forma earnings per common share, assuming dilution	$	1.17	$	1.00	$	0.79

The fair value of each option is estimated on date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions (no options were granted in 2003):

	2004	2002
Dividends	0%	0%
Expected volatility	26.82% - 38.21%	16.51%
Risk-free interest rate	2.57% - 4.31%	4.94%
Expected life	3 - 10 years	10 years

Income taxes - The Company and the Bank file consolidated federal income tax returns and combined state tax returns for California and Arizona. Income taxes are recognized under the asset and liability method using enacted tax rates and are composed of taxes on financial accounting income that is adjusted for requirements of current tax law and deferred taxes. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

Recent accounting pronouncements - In December 2004, the Financial Accounting Standard Board ("FASB") issued "Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Accounting for Stock Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award-the requisite service period (usually the vesting period). SFAS 123R requires the Company to adopt the new accounting provisions beginning in the third quarter of 2005. Management estimates that the effect of adopting this Statement can not be determined at this time.

Loans - Loans are carried at amortized cost. The Bank's portfolio consists primarily of commercial and real estate loans generally collateralized by first and second deeds of trust on real estate, as well as business assets and personal property. Interest income is accrued daily on the outstanding loan balances using the simple interest method. Loans are generally placed on nonaccrual status when the borrowers are past due 90 days and when full payment of principal or interest is not expected. At the time a loan is placed on nonaccrual status, any interest income previously accrued but not collected is reversed against interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

The Bank charges loan origination and commitment fees. Loan origination fees are deferred and amortized to interest income using the interest method. Loan commitment fees are amortized to interest income over the commitment period. The Bank incurs loan costs when originating some loans. These costs are deferred and expensed over the life of the loan. The deferred costs and fees are reported as net on the balance sheet.

Sales and servicing of Small Business Administration (SBA) loans - The Bank originates loans to customers under SBA's 7(a) and 504 programs. The 7(a) program generally provide for SBA guarantees of 75% to 85% of each loan and the Bank has the option to sell the guaranteed portion of each loan and retain the unguaranteed portion in its own portfolio. Under the 504 program the bank funds approximately 55% of the loan.

Periodically a few SBA 7(a) loans are sold in the secondary market. Gains on these sales are earned through the sale of the guaranteed portion of the loan for an amount in excess of the adjusted carrying value of the portion of the loan sold. The Bank allocates the carrying value of such loans between the portion sold, the portion retained and a value assigned to the right to service the loan. The difference between the adjusted carrying value of the portion retained and the face amount of the portion retained is amortized to interest income over the life of the related loan using a method that approximates the interest method.

Servicing assets are recognized as separate assets when rights are acquired through sale of loans. The amount assigned to the right to service the loan is based on its fair value. Fair value is determined by a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimated future net servicing income, such as the cost to service, a discount rate, an earnings rate, ancillary income and prepayment speeds. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Management periodically evaluates the servicing assets for impairment and does not believe any impairment exists at December 31, 2004 and 2003.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Allowance for loan losses - The allowance for loan losses is established as losses are estimated through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either: doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Earnings per share - Earnings per share (EPS) are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed by adjusting the common shares outstanding for the assumed conversion of all potentially dilutive stock options under the treasury stock method. The computation of basic and dilutive earnings per share is retroactively adjusted for all periods presented to reflect the change in the capital structure resulting from a two for one stock split and stock dividends.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations dollars in thousands, except share date:

(dollars in thousands, except share data)	Year Ended December 31,		
	2004	**2003**	**2002**
Basic:			
Net income	$ 14,320	$ 11,271	$ 9,335
Weighted average common shares outstanding	9,777,906	9,253,526	9,206,997
Earnings per common share	$ 1.46	$ 1.22	$ 1.01
Assuming dilution:			
Weighted average common shares outstanding	9,777,906	9,253,526	9,206,997
Stock options	1,271,400	1,333,153	1,254,934
	11,049,306	10,586,679	10,461,931
Diluted earnings per common share	$ 1.30	$ 1.06	$ 0.89

Comprehensive income - Comprehensive income is composed of net income and changes in equity from non-stockholder sources. These non-stockholder sources are reported net of tax and include unrealized gains and losses on certain investments in debt and equity securities. Accumulated balances of these non-stockholder sources are reflected as a separate item in the equity section of the balance sheet.

Federal Home Loan Bank system - As a member of the Federal Home Loan Bank (FHLB), the Company is required to maintain an investment in the FHLB's capital stock. The investment is carried at cost. Interest rates on the advances from the FHLB currently range from 2.31% to 5.63% and mature through 2033. To collateralize these advances, the Bank has pledged loans to FHLB with outstanding principal balances of $423,437,000, which results in a borrowing capacity of $269,729,000.

Significant Group Concentration of Credit Risk - Most of the Company's activities are with customers located in Northern California and Arizona. Note 2 discusses the types of securities that the Company invests in. Note 3 discusses the types of lending the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Derivatives and hedging - The Bank's investment policy does not allow derivatives, interest swaps, caps, collars, or hedging investments

Off-Balance Sheet Credit Related Financial Instruments - In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Reclassifications - Certain reclassifications were made to prior year's presentations to conform to the current year.

NOTE 2 - INVESTMENT SECURITIES AVAILABLE FOR SALE

As required by law, investment securities with a par value of $1,000,000 were pledged to secure deposits and borrowings. The securities held at December 31, 2004, mature in 2007.

(dollars in thousands)	Cost	Gross Unrealized (Losses)/Gains	Market Value
At December 31, 2004:			
Other Securities	$ 100	-	$ 100
U.S. Government Agency Securities	1,000	(18)	982
Total Investment Securities - December 31, 2004	$ 1,100	$ (18)	$ 1,082
At December 31, 2003:			
U.S. Government Agency Securities	$ 628	$ 4	$ 632

There were no securities with unrealized losses for twelve consecutive months or more at December 31, 2004.

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The Bank's lending activities are concentrated primarily in Northern California and in Arizona. There were no industry or borrower group concentrations at December 31, 2004 and 2003.

(dollars in thousands)	2004	2003
Real estate loans - mortgage	$ 663,620	$ 495,538
Real estate loans - construction	41,145	26,271
Commercial loans	236,718	214,000
Consumer installment loans including overdrafts	6,193	6,185
	947,676	741,994
Deferred loan fees and discount	(853)	(838)
Allowance for loan losses	(8,719)	(7,299)
	$ 938,104	$ 733,857

A summary of activity in the allowance for loan losses is as follows:

(dollars in thousands)	2004	2003	2002
Balance, beginning of year	$ 7,299	$ 6,389	$ 5,616
Provision for loan losses	1,550	900	840
Recoveries of previously charged-off loans	5	10	-
Loans charged-off	(135)	-	(67)
	$ 8,719	$ 7,299	$ 6,389

At December 31, 2004, there were two loans totaling $311,000 in nonaccrual status, and there were nine loans totaling $1,274,000 in nonaccrual status at December 31, 2003. The averaged recoded investment in impaired loans was $511,000, $1,152,000 and $1,755,000 for the years ended December 31, 2004, 2003 and 2002. Interest foregone on these loans totaled $18,000, $154,000 and $228,000, respectively. Interest income recognized on impaired loans was $11,000, $5,000 and $65,000 for the years ended December 31, 2004, 2002 and 2001, respectively. That portion of the allowance for loan losses associated with these nonaccrual loans was $46,000 and $64,000, respectively. At December 31, 2004 there was one loan of $777,000 past due 90 days and still accruing interest. This loan was guaranteed by the SBA and was paid in full subsequent to year end. There were no loans past due 90 or more days and still accruing interest at December 31, 2003

The Bank has the option to sell to outside investors the guaranteed portion of SBA loans while retaining the unguaranteed portion in its loan portfolio. The SBA guarantee is transferred to the buyer and the Bank retains the loan's servicing function. Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of SBA loans serviced for others were $52,469,000 and $49,505,000 guaranteed by the SBA at December 31, 2004 and 2003, of which the Bank's retained interests in those loans ranged from 10% to 54%. The balance of capitalized servicing rights included in other assets at December 31, 2004 and 2003, was $1,406,000 and $1,255,000. The fair value of these rights was determined using discount rates of 6.0% to 6.50% in 2004 and 6.5% to 7% in 2003, and prepayment speeds ranging from 6% to 15% depending upon the stratification of the specific right. The amortized servicing rights for the years ended December 31, 2004, 2003 and 2002, totaled $380,000, $159,000 and $77,000. Losses on these loans are shared between the Bank and the SBA on a pro rata basis. SBA guaranteed loans that could be sold in the future totaled $148,057,000 at December 31, 2004.

The Bank serviced non-SBA loans for others totaling $20,769,000 and $22,703,000 in unpaid principal balances at December 31, 2004 and 2003. These loans are not included in the accompanying consolidated balance sheet, and there are no servicing assets associated with these loans.

NOTE 4 - PREMISES AND EQUIPMENT

(dollars in thousands)	2004	2003
Leasehold improvements	$ 2,080	$ 1,590
Furniture and equipment	4,524	3,422
	6,604	5,012
Less accumulated depreciation and amortization	3,895	3,426
	$ 2,709	$ 1,586

NOTE 5 - DEPOSITS

Certificates of deposit with balances of $100,000 or more totaled $228,838,000 and $172,555,000 at December 31, 2004 and 2003. Deposits in thousands of dollars consist of the following:

(dollars in thousands)	2004	2003
Noninterest-bearing	$ 72,156	$ 61,436
Interest-bearing:		
Money market	115,505	142,611
Savings	55,361	8,428
Demand	40,093	41,835
Certificates of deposit	507,910	404,010
	$ 791,025	$ 658,320

Certificates of deposit are scheduled to mature as follows:
(dollars in thousands)

Year Ending December 31,		
2005	$	481,051
2006		26,450
2007		361
2008		-
2009		-
Thereafter		48
	$	507,910

NOTE 6 - FEDERAL HOME LOAN BANK (FHLB) ADVANCES

Contractual maturities and balances outstanding of FHLB advances are reflected in the following schedules. Advances from the FHLB are collateralized by qualifying first mortgage loans and government agency securities. FHLB advances at variable rates were $165,000,000 and $60,000,000, in 2004 and 2003, respectively.

(dollars in thousands)

	2004			2003		
Maturities		**Amount**	**Interest Rates**		**Amount**	**Interest Rates**
Within one year	$	165,000	2.31 - 2.43%	$	87,266	1.18 - 1.36%
Two years		25,000	3.06%		30,000	1.18 - 1.22%
Five years		1,717	5.56 - 5.63%		1,747	5.56 - 5.63%
Over five years		195	4.67%		198	4.67%
	$	191,912		$	119,211	

		2004		2003
Maximum balance outstanding at any month end	$	191,912	$	119,211
Average outstanding balance		147,197		76,680
Weighted average interest rate		1.56%		1.48%

NOTE 7 - INCOME TAXES

The components of the provision for federal and state income taxes are as follows:
(dollars in thousands)

	2004	2003	2002
Provision for income taxes			
Federal	$ 8,772	$ 5,186	$ 4,803
State	2,626	1,740	1,445
	11,398	6,926	6,248
Change in deferred income taxes	(197)	(476)	(152)
Change in tax method for deferred fees	(861)	-	-
Tax impact from options exercised	(872)	916	-
	$ 9,468	$ 7,366	$ 6,096

A reconciliation of the statutory tax rates to the effective tax rates is as follows:

	2004	2003	2002
Federal income tax at statutory rate	35.0 %	34.4 %	34.0 %
State taxes, net of federal income tax benefit	6.6	6.1	6.7
Other, net	(1.8)	(1.0)	(1.2)
	39.8 %	39.5 %	39.5 %

The components of net deferred tax assets in thousands of dollars are as follows:

(dollars in thousands)	2004	2003
Loan loss reserves	$ 3,626	$ 2,929
State taxes	728	553
Deferred fees	(861)	-
Deferred compensation	708	450
All others	74	146
	$ 4,275	$ 4,078

NOTE 8 - STOCK OPTIONS

The Company's stock option plan provides for granting of nonqualified and qualified incentive stock options to directors, officers and employees to purchase shares of the Company's stock. The option plan provides that shares may be purchased upon exercise of options at a price not less than the fair-market value on the date the option was granted. Options vest immediately up to a maximum of five years and expire not more than ten years from the date of grant. In accordance with the Plan, the number of shares subject to outstanding options is adjusted to prevent the dilutive effect of stock dividends and the two for one stock split during 2003. The exercise price is reduced accordingly. The Company granted stock options for 182,000 shares during the year ended December 31, 2004.

In 2004 the Board of Directors reviewed the status of option grants for non-officer directors. While the Board believes these grants served their purpose of aligning the directors' interest with those of the Company's other shareholders, the strong performance of the Company's stock since 2001 (the last time options were granted to directors) resulted in options having a higher dilutive impact than originally anticipated. Accordingly, on November 5, 2004, each non-officer director canceled their outstanding options totaling 1,371,624 and non-officer directors who exercised options earlier in 2004 either rescinded the exercise or contributed additional capital by paying the difference between market price at the time options were exercised and the exercise price. A former director also participated in this action by paying the difference between market price at the time the options were exercised and the exercise price. The effect of these actions was to (1) reduce the number of fully diluted shares of the Company and (2) increase shareholders' equity by $6.0 million (net of tax impact) as a result of the payment of the market price differential net of the repayment for shares returned to the Company.

The following tables summarize the number of options granted and exercisable and the weighted average exercise prices and remaining contractual lives of the options:

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,213,202	$ 6.57	1,193,237	$ 13.79	1,133,840	$ 14.27
Granted	182,000	$ 22.26	-	$ -	15,000	$ 28.25
Options granted attributable to the stock dividend	94,671	$ 6.53	59,580	$ 13.13	56,525	$ 13.59
Options granted attributable to the stock split	-	-	1,224,493	$ 6.55	-	-
Options canceled by outside directors	(1,371,624)	$ 6.19	-			
Forfeited	-		(16,186)	$ 8.97	(2,924)	$ 17.57
Exercised	(375,358)	$ 5.94	(247,922)	$ 6.54	(9,204)	$ 11.00
Outstanding at end of year	742,891	$ 10.60	2,213,202	$ 6.57	1,193,237	$ 13.79

The weighted average fair value of options (using the Black-Scholes model) granted during 2004 was $5.54.

Options Outstanding at December 31, 2004	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Options Exercisable at December 31, 2004	Weighted-Average Exercise Price
199,373	$ 5.48	3.8	199,373	$ 5.48
113,502	5.22	3.6	113,502	5.22
24,304	6.81	5.8	19,443	6.81
189,537	8.18	6.1	113,722	8.18
33,075	12.81	7.5	13,230	12.81
160,000	22.30	10.0	160,000	22.30
23,100	20.95	9.3	-	N/A
742,891	$ 10.60		619,270	$ 10.47

NOTE 9 - DEFERRED COMPENSATION

The Company has deferred compensation agreements with two key officers and three Board members. The agreements require the Company to provide annual benefits ranging from $75,000 to $100,000 for the officers and $13,000 to $46,000 for some Board members for 15 years after retirement or disability. In the event of death, the beneficiaries are to receive the benefits. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants. The expense incurred for the years ended December 31, 2004, 2003 and 2002, totaled $251,000, $326,000 and $336,000. The Company is the beneficiary of life insurance policies that have been purchased as a method of financing the benefits under the agreements. At December 31, 2004 and 2003, the cash surrender value of these policies, which is included on the balance sheet in other assets, was $2,663,000 and $2,545,000, respectively.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) savings plan covering substantially all employees of the Company and the Bank. Employees who elect to participate are able to defer up to 15% of their annual salary, subject to limitations imposed by federal tax law. The Company makes matching contributions equal to 100% of each participant's elective deferral, up to a maximum of $1,200 per employee. Contributions by the Company for the years ended December 31, 2004, 2003 and 2002, were $117,000, $96,000 and $91,000.

NOTE 11 - RELATED-PARTY TRANSACTIONS

The Company had an operating lease with a major stockholder of the Company for office facilities. The lease expired in August 2004. Rental payments under this lease were $108,000, $185,000 and $181,000 for the years ended December 31, 2004, 2003 and 2002.

The Company has, and expects to have in the future, banking transactions in the ordinary course of business with directors, executive officers and their associates.

An analysis of the loans to directors and executive officers follows:

(dollars in thousands)	2004	2003
Balance, beginning of year	$ 7,277	$ 10,757
Additions	20,364	4,279
Principal reductions	(19,082)	(7,759)
	$ 8,559	$ 7,277

During 2004, the Bank implemented a program to assist employees in financing their primary residences, as of December 31, 2004 the program had $5,680,000 in these loans, at interest rates from 3.25% to 5.25%.

Deposits held by directors and officers totaled $15,961,000 and $11,573,000 at the years ending December 31, 2004 and 2003.

A firm, of which a director is a partner, has acted as leasing agent for leased premises of the Bank. Real estate commissions or referral fees that were paid by the lessor's totaled $32,000 during 2004 and $145,000 in 2003. During 2004 the firm also, acted as a contractor for leasehold improvements of the Bank which totaled $420,000, of which $245,000 was paid by the lessor. There were no construction services performed in 2003.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Bank is required by federal regulations to maintain certain minimum average balances with the Federal Reserve, based primarily on the Bank's daily demand deposit balances. Required deposits held with the Federal Reserve at December 31, 2004 and 2003, were $7,065,000 and $5,623,000.

The Company and the Bank have entered into operating leases for branches and office facilities that expire through June 2024. The majority of the lease agreements have options to extend the lease terms. Total rental expense for the years ended December 31, 2004, 2003 and 2002 was $1,101,000, $916,000 and $836,000, respectively.

Future minimum non-cancelable lease payments are as follows:
(dollars in thousands)

Year Ending December 31,		
2005	$	1,360
2006		1,335
2007		1,261
2008		1,262
2009		1,262
Thereafter		5,251
	$	11,731

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based., Tier 1 risk based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2004 and 2003 are also presented in the following table.

(dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2004:						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 98,466	12.1%	$ 64,926	8.0%	$ 81,158	10.0%
Bank	$ 87,719	10.8%	$ 64,922	8.0%	$ 81,152	10.0%
Tier 1 Capital to Risk-Weighted Assets						
Consolidated	$ 89,747	11.1%	$ 32,463	4.0%	$ 48,695	6.0%
Bank	$ 79,000	9.7%	$ 32,461	4.0%	$ 48,691	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 89,747	8.6%	$ 31,215	3.0%	$ 52,026	5.0%
Bank	$ 79,000	7.6%	$ 31,214	3.0%	$ 52,023	5.0%
At December 31, 2003:						
Total Capital to Risk-Weighted Assets						
Consolidated	$ 74,707	11.7%	$ 50,909	8.0%	$ 63,637	10.0%
Bank	$ 72,765	11.4%	$ 50,905	8.0%	$ 63,632	10.0%
Tier 1 Capital to Risk-Weighted Assets						
Consolidated	$ 67,405	10.6%	$ 25,455	4.0%	$ 38,182	6.0%
Bank	$ 65,466	10.3%	$ 25,453	4.0%	$ 38,179	6.0%
Tier 1 Capital to Average Assets						
Consolidated	$ 67,405	8.4%	$ 24,021	3.0%	$ 31,818	5.0%
Bank	$ 65,466	8.2%	$ 24,019	3.0%	$ 40,032	5.0%

Payment of dividends by the Bank is limited under regulation. The amount that can be paid in any calendar year without prior approval of the Office of the Comptroller of the Currency cannot exceed the lesser of net profits (as defined) for that year, plus the net profits for the preceding two calendar years, or retained earnings.

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value estimates are determined as of a specific date in time utilizing quoted market prices, where available, or various assumptions and estimates. As the assumptions underlying these estimates change, the fair value of the financial instruments will change. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. Additionally, the Bank has not disclosed highly subjective values of other non-financial instruments. Accordingly, the aggregate fair value amounts presented do not represent, and should not be construed to represent, the full underlying value of the Company. The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash and cash equivalents - The carrying value of cash and cash equivalents approximates fair value due to the relatively short-term nature of these instruments.

Investment securities - The fair value of investment securities is based on quoted market prices. If quoted market prices are not available, then fair values are based on quoted market prices of comparable instruments. Included in investment securities are Federal Home Loan Bank and Federal Reserve Bank stock, which are carried at cost. The carrying amount is a reasonable estimate of fair market value.

Loans - In order to determine the fair values for loans, the loan portfolio was segmented based on loan type, credit quality and repricing characteristics. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on the carrying values. The fair values of other loans are estimated using discounted cash flow analyses. Discount rates used in these analyses are generally based on origination rates for similar loans of comparable credit quality. Maturity estimates of installment loans are based on historical experience with prepayments.

Deposits - The fair values for deposits subject to immediate withdrawal, such as interest and noninterest bearing and savings deposit accounts, are equal to the amount payable on demand at the reporting date (*i.e.*, their carrying amount on the balance sheet). Fair values for fixed-rate certificates of deposits are estimated by discounting future cash flows using interest rates currently offered on time deposits with similar remaining maturities.

FHLB Advances - The fair value is determined by discounting future cash flows using rates currently available for debt with similar terms and remaining maturities.

Off-balance sheet instruments - The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties.

	December 31, 2004		December 31, 2003	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 116,504	$ 116,504	$ 94,574	$ 94,574
Investment securities	10,356	10,356	6,758	6,758
Loans, net	938,104	941,567	733,857	759,308
	$ 1,064,964	$ 1,068,427	$ 835,189	$ 860,640
Financial liabilities:				
Deposits	$ 791,025	$ 791,944	$ 658,320	$ 660,933
FHLB advances	191,913	191,536	119,211	118,975
	$ 982,938	$ 983,480	$ 777,531	$ 779,908
Off-balance sheet financial instruments:				
Commitments to extend credit	$ -	$ 70,064	$ -	$ 56,811

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. To date, these financial instruments include commitments to extend credit and standby letters of credit that involve elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis and generally requires collateral or other security to support commitments to extend credit.

Standby letters of credit are performance assurances made on behalf of customers who have a contractual obligation to produce or deliver goods or services or otherwise perform. Credit risk in these transactions arises from the possibility that a customer may not be able to repay the Bank if the letter of credit is drawn upon. As with commitments to extend credit, the Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counter-party.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are either secured or unsecured and usually contain a specified maturity date and may or may not be drawn upon to the total extent to which the Company is committed.

At December 31, 2004 and 2003, loan commitments totaled $69,431,000 and $56,507,000 and standby letters of credit totaled $633,000 and $304,000.

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The condensed balance sheet of Northern Empire Bancshares (parent company only) as of December 31, 2004 and 2003, and statements of income and cash flows for each of the three years ended December 31, 2004, are as follows:

BALANCE SHEETS

(dollars in thousands, except share amount)	December 31, 2004	December 31, 2003
Assets		
Cash and cash equivalents	$ 10,698	$ 1,898
Investment in Sonoma National Bank	79,131	65,594
Other assets	51	51
Total assets	$ 89,880	$ 67,543
Liabilities and Stockholders' Equity		
Other liabilities	$ 2	$ 10
Preferred stock, no par value; 10,000,000 shares authorized; none issued or outstanding	-	-
Common stock, no par value; 40,000,000 shares authorized; 9,854,067 and 9,039,450 shares issued and outstanding in 2004 and 2003	47,302	34,653
Additional paid-in-capital	7,681	1,702
Accumulated other comprehensive income	(10)	2
Retained earnings	34,905	31,176
Total stockholders' equity	89,878	67,533
Total liabilities and stockholders' equity	$ 89,880	$ 67,543

STATEMENTS OF INCOME
(dollars in thousands)

	Years Ended December 31, 2004	2003	2002
Interest and other income	$ 52	$ 5	$ 5
Administrative expenses	(153)	(47)	(39)
Income tax expense	(1)	(1)	44
Equity in undistributed earnings of Sonoma National Bank	14,422	11,313	9,325
Net income	$ 14,320	$ 11,270	$ 9,335

STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	$ 14,320	$ 11,270	$ 9,335
Adjustments to reconcile net income to net cash from operating activities:			
Changes in other assets	-	4	(3)
Change in other liabilities	(8)	9	(41)
Equity in undistributed earnings	(14,422)	(11,313)	(9,325)
Net cash from operating activities	(110)	(30)	(34)
Cash flows from financing activities:			
Payout of fractional shares	(6)	(7)	(6)
Repurchase of common stock	(164)	-	-
Contributed capital	6,851	-	-
Proceeds from exercise of stock options	2,229	1,623	101
Net cash from financing activities	8,910	1,616	95
Net change in cash and cash equivalents	8,800	1,586	61
Cash and cash equivalents, beginning of year	1,898	312	251
Cash and cash equivalents, end of year	$ 10,698	$ 1,898	$ 312

SONOMA NATIONAL BANK EXECUTIVE OFFICERS AND DIRECTORS

Deborah A. Meekins
President and
Chief Executive Officer, Director

David F. Titus
Executive Vice President,
Chief Lending Officer, Director

Larry Sorensen
Executive Vice President,
Corporate Development

Jane M. Baker
Senior Vice President,
Chief Financial Officer

JoAnn Barton
Senior Vice President,
Chief Administrative Officer

James B. Keegan, Jr.
Director, Chairman of the Board

Dennis R. Hunter
Director,
Vice Chairman of the Board

Clement C. Carinalli
Director

Robert V. Pauley
Director

Patrick R. Gallaher
Director



William E. Geary
Director

Michael J. Wright
Director

Kevin A. Carinalli
Director

NORTHERN EMPIRE BANCSHARES DIRECTORS AND EXECUTIVE OFFICERS

Dennis R. Hunter
Founding Director,
Chairman of the Board

James B. Keegan, Jr.
Founding Director, Vice
Chairman of the Board

Robert V. Pauley
Founding Director

William E. Geary
Founding Director

Patrick R. Gallaher
Secretary – Treasurer, Director

Deborah A. Meekins
President and
Chief Executive Office

Jane M. Baker
Chief Financial Officer

BRANCH LOCATIONS

Main Branch
801 Fourth Street
Santa Rosa, CA 95404
707.579.2265

Oakmont Branch
6641 Oakmont Drive
Santa Rosa, CA 95409
707.538.9370

Petaluma Branch
701-B Sonoma Mountain Pkwy.
Petaluma, CA 94954
707.781.2265

San Rafael Branch
1447 Fourth Street
San Rafael, CA 94901
415.457.9100

Sebastopol Branch
201 North Main Street
Sebastopol, CA 95472
707.827.2265

Sonoma Branch
135 W. Napa St., Suite 101
Sonoma, CA 95476
707.935.7800

West College Branch
1211-A West College Avenue
Santa Rosa, CA 95401
707.566.3800

Windor Branch
9078 Brooks Road South
Windsor, CA 95492
707.837.2100

Opening in 2005:

Walnut Creek Branch
1800 North Broadway
Walnut Creek, CA 94596

West Petaluma Branch
201 Western Avenue
Petaluma, CA 94952

Concord Branch
1900 Grant Street
Concord, CA 94520

LOAN ADMINISTRATION AND PRODUCTION OFFICE

3558 Round Barn Blvd., Ste. 300
Santa Rosa, CA 95403
707.579.0610
SBA 800.286.4949

REGIONAL OFFICES

Phoenix Office
Biltmore Financial Center
2398 E. Camelback Rd., Ste. 615
Phoenix, AZ 85016
800.957.1170
602.957.1170

San Francisco Bay Area Office
1447 Fourth Street
San Rafael, CA 94901
888.207.4691
707.254.0321

Sacramento & Central Valley Office
1851 Heritage Lane, Suite 128
Sacramento, CA 95815
916.922.7820
916.614.9003

East Bay Office
1700 North Broadway, Suite 386
Walnut Creek, CA 94597
925.947.1590
925.946.4270

NORTHERN EMPIRE BANCSHARES LOCAL MARKET MAKERS

Hoefer and Arnett
353 Sacramento St., 10th Floor
San Francisco, CA 94111
415.538.5723 – Dave Bonaccorso

Brookstreet Securities
575 West College Ave., Suite 101
Santa Rosa, CA 95401
707.575.9680 – Fred Ptucha

SmithBarney
111 Santa Rosa Ave., 2nd Floor
Santa Rosa, CA 95404
707.571.5781 – Douglas Brinker

TRANSFER AGENT

Mellon Investment Services
85 Challenger Road
Ridgefield, NJ 07660
800.356.2017

www.snbank.com